Exhibit 99.1

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

202 – 595 Howe Street

Vancouver, BC

V6C 2T5

Item 2.	Date of Material Change

December 21, 2020

Item 3.	News Release

A news release announcing the material change was issued on December 21, 2020 via Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On December 21, 2020, Orla announced that it has completed the layback agreement (the “Layback Agreement”) with Fresnillo Plc (“Fresnillo”) following the previously announced letter agreement between Orla and Fresnillo dated March 23, 2020. Closing of the Layback Agreement is subject to receipt of approval from the Federal Competition Commission (Comisión Federal de Competencia Económica or "COFECE").

Item 5.	Full Description of Material Change

On December 21, 2020, Orla announced that it has completed the Layback Agreement with Fresnillo. Closing of the Layback Agreement is subject to receipt of approval from COFECE.

The Layback Agreement will allow Orla to expand its Camino Rojo project (“Camino Rojo”) oxide pit onto part of Fresnillo's mineral concession located immediately north of Orla's property. Orla will have access to the oxide and transitional heap leachable mineral resources on Orla's property below the open pit outlined in its June 2019 feasibility study. In addition, the Layback Agreement will provide Orla with the right to mine from Fresnillo's mineral concession, and recover for Orla's account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. The completion of the Layback Agreement is expected to result in a material increase in mineral reserves at Camino Rojo and the Company expects to provide details of an updated feasibility study along with a technical update in early 2021.

An updated feasibility study on a Camino Rojo oxide project unconstrained by Orla's current property boundary will highlight the economic impact of the additional mineral resources from Orla's concession available for processing as a result of the Layback Agreement. An expanded operation would not require moving any of the infrastructure in the current project and construction design.

Pursuant to the terms of the Layback Agreement, Orla will pay Fresnillo a total cash consideration of US$62.8 million through a staged payment schedule:

•	US$25 million due upon receipt of COFECE approval;

•	US$15 million due no later than (i) twelve (12) months following the commencement of commercial production at Camino Rojo or (ii) December 1, 2022, whichever is earlier; and

•	US$22.8 million due no later than (i) twenty-four (24) months following the commencement of commercial production at Camino Rojo or (ii) December 1, 2023, whichever is earlier.

The amounts for the remaining payments shall bear an interest of 5% per annum until the date of payment.

The Layback Agreement will not preclude or restrict Fresnillo from participating in any future development of the sulphide mineral resource at Camino Rojo.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, contact Etienne Morin, Chief Financial Officer at (604) 564-1852

Item 9.	Date of Report

DATED as of this 31st day of December, 2020.

Forward-looking and Cautionary Statements

This material change report contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the expansion of the Camino Rojo oxide pit, expectations regarding the optimization of the oxide deposit and increase in mineral reserves, the timing for an updated feasibility study and technical update, the expected additional material to be included in a future mine plan, the terms and conditions of the Layback Agreement, timeline for receipt of Mexican antitrust approval, and the Company's development, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, including without limitation, assumptions that all conditions of the Layback Agreement, as well as the Company's credit facility will be met, the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals, including Mexican antitrust approval, will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to receive Mexican antitrust approval, failing to satisfy remaining conditions of the Layback Agreement, risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Investors

Information contained or referenced in this material change report or in the documents referenced herein concerning the properties, technical information and operations of the Company have been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of United States securities laws. As such, certain information contained in the documents referenced herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the United States Securities and Exchange Commission.